Exhibit 4.11

DATED November 25th, 2007

PLAZA CENTERS N.V.

INDEMNITY AGREEMENT

DATED November 25th, 2007

PARTIES

1	Company	PLAZA CENTERS N.V., a company incorporated under the laws of The Netherlands, with registered number 3324824 whose registered office is at Keizersgracht 241, 1016 EA, Amsterdam, The Netherlands

2	Director	____________________________________________________________________

RECITAL

Directors and the officers of companies are increasingly exposed to claims for loss in relation to actions taken in the course of their employment and/or directorships. It has become increasingly apparent that, in order to attract and retain directors of the right calibre, the Company should protect them to the maximum extent permitted by law against liability incurred in connection with any claims made against them in relation to the discharge of their duties as directors and officers and arrange appropriate directors’ and officers’ liability insurance cover for them.

OPERATIVE PROVISIONS

1	Definitions and interpretation

1.1	In this agreement, the following definitions apply:

Associated Company	any body corporate of which at the relevant time any Group Company owns more than 20% but less than or equal to 50% of the issued and outstanding voting shares;

Claim	(a)

any suit or proceedings including any civil proceedings, third party proceedings, counter claim or arbitration proceedings brought by any person or organisation against the Director for monetary damages or other relief, including non-pecuniary relief;

(b)

any written demand from any person or organisation that it is the intention of that person to hold the Director responsible for any liability arising out of the actual or purported exercise of (or any failure to exercise) any of his powers, duties or responsibilities as a director or officer (or equivalent under the laws of any jurisdiction) of any Group Company;

(c) any criminal prosecution brought against the Director; and

(d) any administrative or regulatory proceedings or official investigation;

Group Company

the Company, any subsidiary of the Company from time to time and any Associated Company of which the Director is from time to time, at the specific request of any other Group Company, a director or officer (or equivalent under the laws of any jurisdiction);

holding company	a body corporate of which the Company is a subsidiary;

subsidiary	has the meaning set out in section 2:24a Dutch Civil Code; and

Wrongful Act	any actual or alleged negligence, default, breach of duty, breach of trust, error, misstatement, misleading statement, omission, breach of warranty of authority or other act.

2	Indemnities

2.1

The Company shall (to the fullest extent permitted by the laws of any relevant jurisdiction) indemnify and hold the Director harmless against any liability of the Director arising out of the actual or purported exercise of (or any failure to exercise or any alleged failure to exercise) any of his powers, duties or responsibilities as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Group Company or arising out of any Wrongful Act by the Director in relation to any Group Company or arising out of any matter claimed against the Director in his capacity as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Group Company including (but not limited to) the reasonable costs and expenses incurred by the Director (in his capacity as a director or officer (or equivalent position under the laws of any relevant jurisdiction) of any Group Company) in defending any criminal, civil or regulatory proceedings, in connection with any application for relief under any statutory or regulatory provision, or arising out of any required attendance by the Director at any investigation into the affairs of any Group Company by any judicial, governmental, regulatory or other similar body. This clause is subject to the provisions of Book 2 of the Dutch Civil Code, the following sub-clauses and clause 3 below:

2.1.1

clause 2.1 does not provide any indemnity against any liability incurred by the Director to the Company or to any subsidiary or holding company of the Company or any subsidiary of any such holding company;

2.1.2	clause 2.1 does not provide any indemnity against any liability incurred by the Director:

(a)	in defending any criminal proceedings in which he is convicted; or

(b)	in defending any civil proceedings brought by the Company or any subsidiary or holding company of the Company or any subsidiary of any such holding company, in which judgment is given against him; or

(c)	in connection with any application for relief in which the court refuses to grant him such relief.

2.2

Without prejudice to the indemnities set out in clause 2.1 above and subject to clause 3 below, the Company shall to the fullest extent permitted by the laws of any applicable jurisdiction pay the reasonable legal and other expenses incurred or to be incurred by the Director in defending any proceedings (whether civil or criminal) or in applying for relief as they arise (or do anything to enable the Director to avoid incurring such expenditure) provided that, other than in the case of civil proceedings brought by any person other than the Company itself and any subsidiary or holding company of the Company or any subsidiary of any such holding company, the Director shall repay any amount so paid or advanced (or discharge any liability of the Company under any transaction connected with anything done to enable the Director to avoid incurring expenditure) not later than:

	2.2.1	in the event of the Director being convicted in the proceedings, the date when the conviction becomes final;

	2.2.2	in the event of judgment being given against the Director in the proceedings, the date when the judgment becomes final; or

	2.2.3	in the event of the court refusing to grant the Director relief on the application, the date when the refusal of relief becomes final.

2.3	For the purposes of clauses 2.1 and 2.2 above, a conviction, judgment or refusal of relief becomes final:

	2.3.1	if not appealed against, at the end of the period for bringing an appeal; or

	2.3.2	if appealed against, at the time when the appeal (or any further appeal) is disposed of,

and an appeal is disposed of if it (or any further appeal) is determined and the period for bringing any further appeal has ended or if it is abandoned or otherwise ceases to have effect. The term appeal includes cassation (cassatie).

2.4

Without prejudice to the provisions of clauses 2.1 to 2.2 above, but subject to clause 3 below, when under any applicable law it would not be possible to indemnify the Director against the expenses referred to in clause 2.2 until such time as the Director has been acquitted or judgment has been given in his favour or the court has exercised its discretion to grant relief to the Director, the Director will be indemnified in full against such expenses on the occurrence of any such event.

2.5	The provisions of clauses 2.1 to 2.4 above shall remain in force without any limit in time and will not be affected by the expiration or termination of the Director’s appointment however it may arise.

3	Exclusions and limitations

3.1

Clause 2.1 above shall not provide any indemnity against any liability incurred by the Director if and to the extent that the relevant clause would otherwise be void and clause 2.1 above shall be construed accordingly.

3.2	Notwithstanding any other provisions of this agreement, the Company shall not be liable to indemnify the Director against any liability of the Director:

3.2.1

to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

	3.2.2	arising out of, based upon or attributable to:

(a)	the gaining by the Director of any personal profit or advantage to which the Director was not legally entitled to;

(b)	the Director’s wilful misconduct (opzet) or gross negligence (bewuste roekeloosheid; nalatigheid); or

(c)	the committing of any wilful misconduct or any dishonest, fraudulent or criminal act (bedrog) by the Director.

3.3

For the purpose of determining the applicability of the exclusion in clause 3.2.2(b) above, the acts of any fellow directors or officers or of any other person shall not be imputed to the Director. The exclusion in clause 3.2.2(b) above shall only apply if and when it is established through a final judgment (within the meaning of clause 2.3 above) adverse to the Director, or any admission by the Director that the relevant conduct did in fact occur. Until that time the indemnities and obligations under clause 2 above shall apply as if the exclusion in clause 3.2.2(b) above did not exist.

3.4	Notwithstanding any other provision of this agreement:

3.4.1

the indemnities granted by the Company to the Director pursuant to clause 2 above shall be limited to those which would be specifically permitted to be given to the Director under the English Companies Act 2006 (if it applied); and

3.4.2

any contract of insurance purchased and maintained by the Company in accordance with clause 5 below shall be limited to that which would be specifically permitted to be maintained for the Director under the English Companies Act 2006 (if it applied).

4	Conduct of claims

4.1

The terms of any applicable directors’ and officers’ insurance policy shall take precedence over the provisions of this clause 4, and in the case of any conflict, the Director shall comply with the terms of the policy in priority to the terms in this clause 4.

4.2	If the Director becomes aware of any circumstances which may lead to the Company being required to make any payment under clause 2 above, the Director shall:

	4.2.1	as soon as practicable, give written notice of such circumstances to the Company;

4.2.2

not make any admission of liability, agreement or compromise with any person in relation to any such circumstances without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed; and

4.2.3

consult with the Company regarding the conduct of any Claim arising in connection with such circumstances and provide the Company with such information and copies of such documents relating to any such Claim as the Company may reasonably request.

4.3

In the event of any payment under this agreement, the Company shall be subrogated to the extent of such payment to all of the Director’s rights of recovery against third parties (including any claim under any applicable directors’ and officers’ insurance policy) in respect of the payment and the Director shall execute all papers required and shall do everything that may be necessary to secure any rights, including (a) the execution of any documents necessary to enable the Company effectively to bring an action in the name of the Director and (b) the provision of assistance as a witness.

5	Directors’ and officers’ insurance

Subject to clause 3 above, the Company shall use its best endeavours to purchase and maintain, directly or indirectly, while the Director is a director or officer (or holds an equivalent position under the laws of any relevant jurisdiction) of any Group Company and for a period of six years after he ceases to hold any such position, directors’ and officers’ liability insurance on terms which together are no less favourable than those generally available in the market from time to time under which the amount and scope of cover shall be comparable to the cover arranged by equivalent companies. The Company shall give written notice to the Director of any material changes in such directors’ and officers’ liability insurance cover during the period referred to above as soon as practicable after such changes become effective.

6	Miscellaneous

6.1

If any provision of this agreement is held to be illegal, void or unenforceable, in whole or in part, under any enactment or rule of law, it shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this agreement shall not be affected but if it would be legal, valid and enforceable if any part or parts of the wording were deleted or restricted in a particular manner then the provision shall apply with such deletions or restrictions.

6.2	The successors and personal representatives of the Director shall be entitled to the benefit of this agreement.

6.3

This agreement shall be governed by and construed in accordance with Dutch law and the parties submit any dispute which may arise out of, under, or in connection with this agreement to the exclusive jurisdiction of the courts in Amsterdam, the Netherlands.

Signed by /s/

PLAZA CENTERS N.V.,

By:

Title:

Signed by /s/